Exhibit 4.3

TOLLING AND STANDSTILL AGREEMENT

            THIS TOLLING AND STANDSTILL AGREEMENT (the “Agreement”) is made and entered into by Monsanto Company (“Monsanto”) and the Employee Benefits Plans Committee and Pension Savings Funds Investment Committee (the “Committees”), on behalf of the Monsanto Savings and Investment Plan (the “Plan”), to be effective as of May 1, 2012 (the “Effective Date”).

            WHEREAS, there are issues that have been identified arising from and/or relating to the registered status under federal securities laws of certain Monsanto securities acquired by the Plan;

            WHEREAS, the Committees, on behalf of the Plan, and Monsanto (the “Parties”) wish to continue to investigate these issues to determine a prudent resolution of any such issues, provided that the rights of the Plan and the Plan’s participants and beneficiaries are not prejudiced due to any Time-Related Defenses (as defined in paragraph 6(b)) that may be asserted as to any Claims (as defined in paragraph 6(a)); and

            WHEREAS, during the period of this investigation and any subsequent negotiations or resolution, the Committees therefore wish to protect the rights of the Plan and the participants and beneficiaries of the Plan from any prejudice caused from the running of any Time-Related Defenses as to any Claims, effective as of the Effective Date.

            ACCORDINGLY, the Parties agree as follows:

1.         Period of Forbearance. Except as otherwise agreed by the Parties, the Plan and the Committees shall forbear and postpone the filing, commencement, or prosecution of Claims, if any, against Monsanto for the period of time (the “Period of Forbearance”) commencing on the Effective Date and continuing until the earlier of (a) the termination of the Period of Forbearance pursuant to paragraph 2, or (b) the completion of any rescission offer process implemented by Monsanto relating to any Monsanto securities acquired by the Plan. Nothing in this Agreement shall preclude any Party from initiating Claims or other legal action against the other Party after the termination of the Period of Forbearance pursuant to paragraph 2.

2.         Termination. Any Party shall have the right, upon thirty (30) days written notice to the other Party, to terminate the Period of Forbearance. Additionally, if any Claim is filed, commenced, or prosecuted by any party against Monsanto, Monsanto shall have the right to terminate the Period of Forbearance, such termination to be effective ten (10) days after written notice to the Committees.

3.         Tolling Period. During the Period of Forbearance, all Time-Related Defenses shall be tolled for Claims against Monsanto. This Agreement does not constitute, and shall not be interpreted as, an admission by any Party that any Claims are in existence; that any Claims have or have not yet accrued; that, but for the Agreement, any Claims would or would not be barred by any Time-Related Defense; or that the Committees have (or have assumed) any obligations to such participants or beneficiaries regarding Claims that such participants or beneficiaries may have. The days covered by the Period of Forbearance shall not count toward any Time-Related Defense. The Parties agree that the Period of Forbearance shall not be raised in any Time-Related Defense that otherwise would be available to Monsanto concerning the timeliness of any legal proceedings that may be brought against Monsanto. This Agreement shall have no effect on any Time-Related Defense already existing prior to the Effective Date, nor shall it have any effect on any Time-Related Defense upon the termination of the Period of Forbearance.

4.         Plan Participants and Beneficiaries as Third Party Beneficiaries. The current and former participants and beneficiaries of the Plan are express, intended third party beneficiaries of the tolling of Time-Related Defenses under this Agreement. Monsanto acknowledges the adequacy of the consideration for the tolling of the Time-Related Defenses as to such participants and beneficiaries of the Plan, and Monsanto agrees not to assert any defense of lack of or insufficiency of such consideration.

5.         Notice. Notice, when required by this Agreement, shall be effective upon receipt. Notice shall be given in writing and sent by Certified U.S. Mail Return Receipt Requested, by overnight delivery service, or by both facsimile and overnight delivery service, addressed as follows:

(a)     If to the Plan or the Committees:

Chair, Monsanto Company Pension and Savings Funds Investment Committee

c/o Monsanto Company

800 N. Lindbergh Boulevard

St. Louis, Missouri 63167

Telephone: (314) 694-1000

Chair, Monsanto Company Employee Benefits Plans Committee

c/o Monsanto Company

800 N. Lindbergh Boulevard

St. Louis, Missouri 63167

Telephone: (314) 694-1000

With a copy to:

Donald J. Myers, Esq.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, N.W.

Washington, DC 20004

E-mail: dmyers@morganlewis.com

(b)     If to Monsanto:

Monsanto Company

800 N. Lindbergh Boulevard

St. Louis, Missouri 63167

Telephone: (314) 694-1000

Telecopier: (314) 694-6399

Attn: General Counsel’s Office

6.         Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

            (a) “Claim” or “Claims” means any action, arbitration, claim, crossclaim, counterclaim, third-party claim, or other legal right or remedy, including the right of rescission, whether based in law or equity, arising out of or related to the acquisition of unregistered Monsanto securities, if any, by or on behalf of the Plan or by any current or former Plan participant or beneficiary in connection with contributions to the Plan, or the investment of Plan accounts;

            (b) “Time-Related Defense” or “Time-Related Defenses” means all defenses, whether by statute, common law, or equity, based or partially based on the passage of time or on a conditioning of rights based on the time of assertion, knowledge, or notice, and includes all statutes of limitations and statutes of repose as well as all time-related equitable defenses, such as laches.

7.         Miscellaneous.

            (a) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the undersigned Parties and their respective officers, agents, employees, attorneys, directors, subsidiaries, affiliates, parent companies, heirs, executors, administrators, representatives, successors, and assigns.

            (b) Choice of Law. This Agreement shall be interpreted and construed under the laws of the State of Missouri, other than its laws with respect to choice of law, and except as preempted by federal law.

            (c) Authority. Each signatory hereto represents and warrants that he/she is authorized to execute this Agreement.

            (d) Completeness. This Agreement represents the entire Agreement of the Parties hereto relating to the subject matter hereof.

            (e) Modifications. No modification of this Agreement shall be made except in writing and signed by the Parties.

            (f) Counterparts. This Agreement and any modification may be executed in separate counterparts that together constitute one instrument.

Monsanto Company

By: /s/ David F. Snively

Title: Executive Vice President, Secretary and

General Counsel

Date: 6/21/12

Monsanto Savings and Investment Plan

By: Employee Benefits Plans Committee and

Pension Savings Funds Investment Committee

By: /s/ Karen Wishart

Title: Chair, Employee Benefits Plans Committee

Date: 6/25/2012

By: /s/ Tom D. Hartley

Title: Chair, Pension Savings Fund Investment

Committee

Date: 6/25/12